NEWS RELEASE

April 20, 2017

Nevsun Completes Timok Upper Zone Infill Drilling and Provides Project Update

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to provide an update on the high-grade Timok Upper Zone (“Timok UZ”) project in Serbia.

Highlights

  Overall PFS  remains on track for September 2017
  30,000 metre Timok UZ resource infill drill program completed
  Preliminary assay results in line with the current resource
  Metallurgical test work well advanced
  Condemnation, hydrology and geotechnical drilling nearing completion
  Exploration decline permitting underway with construction start expected in Q4 2017
  New greenfield exploration program commencing on Timok UZ exploration license

“We are very satisfied with how the Timok UZ project is coming together. With over 336 Serbian nationals on staff or on contract, the team is executing the pre-feasibility study (“PFS”) and further advancing the project as we remain on track to deliver the PFS in September and break ground on an exploration decline in Q4,” commented Cliff Davis, Nevsun CEO.  Mr. Davis further commented, “Due to our strong cash position and Bisha cash flow, we are embarking on a regional exploration program targeting more high-grade Upper Zone type mineralization.  The licence area remains under-explored, even adjacent to the Timok UZ resource, and a new discovery of an additional upper zone would be game changing.”

Infill Drilling Program Complete

The infill drilling of the Timok UZ resource is essentially complete with 29,700 metres of drilling in 36 holes.  Assays for 10% of the holes are outstanding and will be released in due course.  Condemnation, geotechnical and metallurgical drill holes are also nearing completion. Data and analyses from these holes will feed into the various on-going PFS work streams.  The infill drilling has so far confirmed the high-grade and bulk portion of the orebody. The Timok UZ resource will be updated with the PFS study release in September 2017, with the accompanying NI 43-101 Technical Report to be filed by mid-November.

Timok Upper Zone Project Update

Rakita doo (“Rakita”), a Serbian company, is the operator of the Timok UZ project.  The team in Serbia (including contractors and consultants) currently has over 336 Serbian nationals employed on the project supplemented with 65 expatriates with specific technical and project management expertise.  In addition, the project is supported by various external specialty consultants including Knight Piesold, Ausenco, and SRK. SRK will manage the physical PFS report and associated NI 43-101 Technical Report.

All technical study work (mining, metallurgy, hydrology, tailings storage facility, and infrastructure) is progressing to plan with the metallurgical work playing a key role in the overall design.  Primary metallurgical assessments underway are copper concentrate flotation, gold recovery from pyrite, and arsenic management.  The exploration decline design is complete and the tender process has begun.  Expressions of interest for the decline construction have gone to market with a plan to award the contract in August and start construction in Q4 2017.

Overall Timok UZ project permitting is progressing well including the baseline Environmental and Social Impact Assessment (“ESIA”). Decline permitting is also near completion with the final permits expected in time to start construction in Q4.  Land acquisition for the decline is complete and additional land requirements, important for overall project timing, continue to advance.

Commences Timok Greenfield Regional Exploration

Nevsun has approved the budget for Rakita to undertake an exploration program targeting additional high grade Upper Zone style mineralization under the Miocene basement in the immediate area around Timok UZ and on the additional exploration licenses to the north of Bor.  The work around the Timok UZ includes 10 diamond drill holes of approximately 1,000 metres each with follow-up borehole electromagnetic surveys. The work on the northern licenses is expected to include a geophysical survey (VTEM) over the properties looking for shallow Upper Zone style mineralization followed by ground geophysics (gravity), soil geochemistry and finally drill testing anomalies with 4,000 metres of drilling.

The total proposed budget is $4 million in 2017 and is incremental to the 2017 Outlook and Guidance news release (February 23, 2017) exploration budget.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the Bisha copper-zinc mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com